July 8, 2024

Haimei Wu
Chief Executive Officer
Baird Medical Investment Holdings Limited
Room 202, 2/F, Baide Building, Building 11, No.15
Rongtong Street, Yuexiu District, Guangzhou, People's Republic of China

       Re: Baird Medical Investment Holdings Limited
           Amendment No. 4 to Registration Statement on Form F-4
           Filed June 20, 2024
           File No. 333-274114
Dear Haimei Wu:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 2, 2024 letter.

Amendment No. 4 to Form F-4 Filed June 20, 2024
Unaudited Pro Forma Condensed Combined Financial Information, page 71

1. We note your response to comment 2. Adjustment (b)(b) states that it is for the reversal of non-recurring fees. Please specify what non-recurring fees are being reversed in this adjustment. We remind you of the updated guidance in Article 11-02(a)(6) of Regulation
       S-X and Section II.D of SEC Release 33-10786 which includes guidance regarding the inclusion of transaction accounting adjustments for nonrecurring items. Please advise or revise as necessary.
2. Prior to Closing, Baird Medical will transfer 1,947,058 PubCo Ordinary Shares to Newco and the Minority Holders will exchange their ownership interests in Baird Medical for all of the outstanding ownership interests in Newco; and after the special meeting, Merger
       Sub 2 will merge with and into Newco, with Newco continuing as the surviving entity and wholly-owned subsidiary of PubCo. This transaction is referred to as the Second Merger
 July 8, 2024
Page 2

       in your filing. Please expand your disclosures to address the business purpose of the
       Second Merger and tell us what consideration was given to separately reflecting the Second Merger in the pro forma information provided, including whether noncontrolling interests need to be presented pursuant to ASC 810. Comparative Share Information, page 82

3. We note your response to comment 6. Certain pro forma per share amounts presented in your comparative share information table do not appear to be the same as the amounts as presented in your pro forma financial information beginning on page 71. Specifically the
       pro forma net income (loss) per share   basic and diluted amounts appear
to be
       different. Please revise as necessary.
Background of the Business Combination, page 188

4. We note your revised disclosure in response to prior comment 9. With respect to the refined projections discussed in the third bullet point, please expand your disclosure to explain the impact of the revised projections on R&D and depreciation.
5. We note your revised disclosure relating to the multi-year trend analysis of hospital usage in response to prior comment 10, which we reissue in part. You disclose that Baird
       Medical management estimated the revised 2024 needles sales to be increased to 60,142, assuming a 13.7% year-over-year estimated hospital usage growth and increased year-end inventory from 1.6 months to 1.9 months at hospitals and distributors at the end of 2024.
       Please expand your disclosure to provide a reasonable basis for Baird Medical
       management   s estimates for a 13.7% year-over-year hospital usage
growth and increased
       year-end inventory in light of the preliminary 2023 results.
Opinion of Financial Advisor to the ExcelFin Board, page 213

6. We note your response to prior comment 13 and your revised disclosure removing the references to "projected US revenue for Baird Medical for the calendar years ended 2024 through 2030" and "US Market Development Update for Baird Medical, dated February
       2024." Please advise whether the financial advisor will be providing an updated and revised fairness opinion.
Excelfin's Management's Discussion and Analysis, page 258

7. Please continue to provide the results of operations discussion for the two years ended
       December 31, 2023 in your filing. Refer to Item 5 of the Form 20-F. Customers, page 287

8. We note your revised disclosure on page 287 that one distributor accounted for 10.4% of
       Baird Medical   s total revenue for the year ended December 31, 2023.
Please identify this
       top customer and provide a brief description of the material terms of your agreement with such customer, such as the termination provision and whether there are any minimum purchase requirements. If material, please also file the agreements as exhibits to the registration statement as required by Item 21 to Form F-4 and Item 601(b)(10) of
       Regulation S-K, or explain to us why you believe you are not required to do so.
 July 8, 2024
Page 3

Research and Development - Clinical Trials, page 297

9. We note your revised disclosure in response to prior comment 14, which we reissue in part. We refer to your disclosure on page 303 that you plan to have the clinical testing plan program for your breast lump clinical trials and finalize the applicable research proposal for your pulmonary nodule clinical trials by the end of June 2024. Please revise to update your disclosure in regard to these recent developments accordingly.
Revenues, page 342

10. Please disclose why revenues from Direct customers decreased whereas revenue from
       Distributors increased (page F-34). Disclose also whether you are aware of a material amount of unsold inventory held by your Distributors. In this regard, we note the
       Distributor inventory reports referenced on page 102. Tell us the dollar amount of inventory held by Distributors at December 31, 2023.
Selling and marketing expenses, page 344

11. We note your disclosure that selling and marketing expenses decreased by $1 million in the fiscal year 2023 and accordingly, your selling expenses as a percentage of sales were
       8.1% compared to 10.2% in 2022. You also disclose on page 344 that you expect these expenses to remain relatively steady as a percentage of your net revenues to support business growth. However, we note your revised disclosure on page 195 that in June
       2023, ExcelFin and Baird Medical refined its 2023 and 2024 projections of its overall sales and marketing expenses to increase from 9% to 10% of sales revenue with overall sales expenses as a percentage of revenue expected to rise slightly. We also refer to your disclosure on page 306 that the number of members in your in-house sales and marketing department decreased from 79 members to 32 members as of December 31, 2023. Please expand your disclosure to explain the differing expectations relating to your sales expenses as a percentage of revenue in light of your reported selling expenses and decrease in the size of your in-house sales and marketing department for the fiscal year
       2023.
Note 4. Accounts Receivable, Net, page F-23

12. We note that you mortgaged $4.4 million of your receivables for bank loans. Please provide all of the disclosures required by ASC 860-30-50, including qualitative information about the relationship between the assets and associated liabilities, including a description of the nature of restrictions placed on the assets.
13. Please explain the reasonable basis supporting your disclosures that "The Company generally grants trade debtors a credit period of 30 to 90 days." In this regard, we note that your December 31, 2023 net receivables balance approximates 100% of your reported revenues for the year. Consequently it is not clear whether any of your 2023 revenues were actually collected during the year. Please disclose whether you have historically charged and collected any substantial late payment fees from your customers. If your actual practice in the periods presented has been to grant trade creditors up to 365 days or more to pay then that fact should also be clearly disclosed as well as the reasons therefor.
       For example, if Distributors generally do not pay you for product purchases until after they have sold those products to their customers then that factor should be addressed in
 July 8, 2024
Page 4

       your explanation of your accounts receivable variances.
14. We note that your receivables increased by approximately 28% whereas your revenue decreased by 10%. In order for us to better understand the reasons for this disparity, please provide us with separate December 31, 2023 aging tables that show
(1) the aging of
       receivables due from Distributors and (2) the aging of receivables due from Direct
       Customers (Note 19). Further, clarify for us the statement in your response to prior comment 15 that "the payments from these two publicly listed companies are still respectively in the process of being approved internally". If they purchased the products in
       2022 it is unclear why the payments have not been approved internally. General

15. We note that ExcelFin Acquisition Corp. is seeking to extend the termination date to complete an initial business combination to December 25, 2024, which is a date that is 38 months from ExcelFin Acquisition Corp.'s initial public offering. Since
Section IM-5101-
       2 of the Nasdaq listing rules requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the initial public offering registration statement, please disclose that the proposal to extend the termination date beyond 36 months does not comply with this rule and describe the risks of the non-
       compliance, including that securities may be subject to suspension and delisting from
       Nasdaq.
16. We note revised disclosures indicating ExcelFin Acquisition Corp.'s removal of the requirement to maintain $5,000,001 in net tangible assets. Please revise your risk factor disclosure to discuss the risk that ExcelFin Acquisition Corp. shares may not be approved for initial listing on the Nasdaq, in light of your dependence upon this status to avoid a
       "penny stock" determination, and discuss the consequences of such outcome.
       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Stephen Leitzell, Esq.